Filed by Altra Industrial Motion Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altra Industrial Motion Corp.

(Commission File No. 001-33209)

The following is a letter from Carl R. Christenson, Chairman and Chief Executive Officer of Altra Industrial Motion Corp. (“Altra” or the “Company”), to stockholders of Altra that accompanied copies of the 2017 Annual Report of Altra sent to stockholders on March 23, 2018. The 2017 Annual Report of Altra was filed with the SEC on February 27, 2018.

Dear Stockholders:

This past year was one of significant achievement and strong financial performance for Altra. In 2017, we drove growth through both organic sales and the success of our Stromag acquisition. In early 2018, we announced a transformative agreement to combine with four operating companies from Fortive’s Automation and Specialty platform (“Fortive A&S”). I will provide you with some highlights for 2017, why we are so excited about this recent transaction and how we are well positioned for further success in 2018 and beyond.

Strong Financial Performance

For full year 2017, we reported sales growth of 23.7%, or 4.2% excluding acquisitions. We also executed on significant strategic initiatives during the year, including facility consolidations, pricing improvement and supply chain efficiency. These efforts improved non-GAAP operating income1 and will set us up for longer-term profitable growth. At the same time, GAAP diluted EPS grew 84% to $1.78 and non-GAAP diluted EPS1 increased 31.4% to a record of $2.05.

Our top-line performance exceeded the guidance we provided at the beginning of last year. We generated $876.7 million in revenue and increased our gross margin to 31.5%. We also delivered strong operating cash flow of $80.6 million, enabling us to return $18.3 million to our stockholders while repaying over $50 million of outstanding debt.

Stromag Acquisition Update

The Stromag acquisition has been vital to our relentless push for margin expansion, as we realize synergies and efficiencies across our manufacturing operations, sales networks and supply chains. Stromag has also proven to be a great cultural fit. Our combined teams share a passion for continuous improvement and the Stromag employees have fully embraced our operational excellence methodologies.

Restructured Salesforce in Key Markets

Since the completion of the Stromag transaction, we have restructured our now much larger salesforce from a product-centric organization to one which is much more focused on end markets. Our combined sales organization has a higher level of technical sales capabilities and it has also allowed us to begin capitalizing on excellent opportunities for both cross selling and product rationalization. With Stromag, we have broadened our presence in existing geographic regions such as Europe and China and added a new footprint in India. We have also bolstered our presence in current end markets, like metals, wind, and forklifts, and added new end markets, such as marine, cranes and hoists.

Fortive A&S

We are extremely excited about our combination with Fortive A&S, which we announced on March 7, 2018. The combination significantly expands our position across the technology spectrum by bringing together our strong mechanical and electronic capabilities in engineered power transmission with Fortive A&S’s strong electric, electronic and software content in precision motion control. Altra will have increased exposure to higher growth, higher margin categories as well as the scale and global reach to better serve our customers. We will also have an enhanced financial profile, with sales and earnings growth expected to generate substantial free cash flow enabling the company to quickly de-lever. We are confident in our ability to integrate the business, particularly given our proven track-record in this area. There will be much more information provided during the coming months as we begin the integration phase, and we look forward to sharing more with you about this tremendous opportunity.

Outlook

Overall, we are very well positioned. The vast majority of our global businesses are expanding and consumer confidence is strong. We are encouraged by the continuing improvement in the industrial economy and we expect that to continue. Nearly all of our end markets are growing and our teams are doing a great job of capitalizing on those opportunities. That, along with the recent changes to U.S. tax law should contribute to increased investments in the types of equipment that utilize our components, along with increased utilization of existing equipment that should drive our repair and replacement business.

We do expect commodity and labor cost to increase in line with what we experienced in 2017. In order to offset these increases, many of our businesses raised prices at the end of last year and will continue to push price increases in 2018. At the same time, our incoming order rate in 2017 outpaced shipments and we entered 2018 with a backlog that is significantly higher than that of a year ago. Incoming order rates accelerated through 2017 and the trend has continued thus far in 2018.

Before I conclude I would like to welcome Margot L. Hoffman, Ph.D., who has been nominated for election to the Altra Board of Directors at our 2018 Annual Meeting of Stockholders. We will greatly benefit from her extensive background in industrial manufacturing and deep experience with quality systems. We look forward to her election to the Board and her future contributions to Altra.

We are proud of what we have been able to accomplish in the past few years and are excited to enter the next phase of our journey toward a best-in-class world-leading power transmission and motion control company. We will remain focused on executing our plan and are confident we can continue to deliver a significant return to our stockholders over the long-term. Of course, none of this would have been possible without the hard work and dedication of our employees. I offer my sincere appreciation to them and also to you, our stockholders, for your continued support. I look forward to updating you over the coming quarters on what should be an excellent year for Altra.

Sincerely,

/s/ Carl R. Christenson

Carl R. Christenson

Chairman & Chief Executive Officer

[1]	Please refer to the page adjacent to the inside back cover of this Annual Report for a reconciliation of the Company’s non-GAAP financial measures.

This Annual Report contains statements other than statements of historical fact, which are subject to risks, uncertainties and other factors as described in this Annual Report. The forward-looking statements are qualified in their entirety by the cautionary statements and risk factors contained in this Annual Report and the cautionary statements set forth on the page adjacent to the inside back cover of this Annual Report. The page adjacent to the inside back cover of this Annual Report also describes where you can find additional information about the Company and about participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction with Fortive A&S.

RECONCILIATION OF NON-GAAP MEASURES

(Amounts in thousands except per share data)	31-Dec-17	31-Dec-16
Reconciliation of Non-GAAP Income from Operations:
Income from operations	$80,987	$47,546
Restructuring and consolidation costs	$4,143	$10,333
Impairment of intangible assets	—	6,568
Legal fees associated with pursuit of unfair trade remedy	—	742
Loss on partial settlement of pension plans	1,720	—
Amortization of inventory fair value adjustment	$2,347	—
Acquisition related expenses	2,165	2,349

Non-GAAP Income from Operations	91,362	67,538

Reconciliation of Non-GAAP Net Income:
Net income	$51,427	$25,140
Restructuring and consolidation costs	$4,143	$10,333
Loss on extinguishment of convertible debt	1,797	1,989
Impairment of intangible assets	—	6,568
Legal fees associated with pursuit of unfair trade remedy	—	742
Amortization of inventory fair value adjustment	2,347	—
Loss on partial settlement of pension plans	1,720	—
Acquisition related expenses	2,165	2,349
Tax impact of above adjustments	(3,611)	(6,661)
Revaluation of U.S. net deferred taxes	(7,818)	—
Tax on foreign earnings deemed to be repatriated	7,374	—

Non-GAAP Net Income	$59,544	$40,460

Non-GAAP Diluted Earnings Per Share	$2.05	$1.56

As used in the shareholder letter included with Altra’s 2017 Annual Report, non-GAAP income from operations and non-GAAP net income are calculated using income from operations and net income that excludes acquisition related costs, restructuring costs, and other income or charges that management does not consider to be directly related to Altra’s core operating performance. Altra believes that the presentation of non-GAAP income from operations and non-GAAP net income provides important supplemental information to management and investors regarding financial and business trends relating to Altra’s financial condition and results of operations.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with Altra’s proposed combination with the Fortive A&S business (“Fortive A&S”), Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock. Altra’s registration statement will also include prospectus relating to the proposed transaction, and Altra will also file a proxy statement relating to the proposed transaction. Fortive stockholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectuses and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectuses and other documents (when they become available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Altra’s current estimates, expectations and projections about Altra’s and Fortive A&S’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Fortive A&S, the benefits and synergies of the proposed transaction, future opportunities for Altra, Fortive A&S and the combined company, and any other statements regarding Altra’s, Fortive A&S’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Altra and are subject to a number of risks, uncertainties and other factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Altra makes in this communication include: the possibility that the conditions to the consummation of the proposed transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining stockholder or regulatory approvals; the ability to obtain the anticipated tax treatment of the proposed transaction and related proposed transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Fortive A&S; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction; failure to consummate or delay in consummating the proposed transaction for other reasons; Altra’s ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the markets Fortive A&S’s businesses participate specifically; slowdowns or downturns in the industrial economy; lower than expected investments and capital expenditures in equipment that utilizes components produced by Altra or Fortive A&S; lower than expected demand for Altra’s or Fortive A&S’s repair and replacement businesses; Altra’s relationships with strategic partners; the presence of competitors with greater financial resources than Altra and their strategic response to our products; Altra’s ability to offset increased commodity and labor costs with increased prices; Altra’s ability to successfully integrate the merged assets and the associated technology and achieve operational efficiencies; and the integration of Fortive A&S being more difficult, time-consuming or costly than expected. For a more detailed description of the risk factors associated with Altra, please refer to Altra’s Annual Report on Form 10-K for the fiscal year ended December, 31 2017 on file with the SEC. Altra assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018.